Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦(Also Admitted in England & Wales)

* (Also Admitted in New York)

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July 28, 2025

VIA EDGAR

Mr. Eddi Kim

Ms. Cara Wirth

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited
Response to the Staff’s Comments on
Registration Statement on Amendment No. 4 to Form F-3
Filed on July 16, 2025 (File No. 333-268111)

Dear Mr. Kim and Ms. Wirth,

On behalf of our client, Uxin Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2025, on the Company’s Amendment No. 4 to Registration Statement on Form F-3 filed on July 16, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which reflects the revisions discussed in this letter and other developments, via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5.

Uxin Limited

July 28, 2025

Cover Page

1.	We note your response to prior comment 1. Please revise your disclosure to state that the administrative penalties imposed on PwC Zhong Tian have not had any impact on you, your securities, and your business and include risk factor disclosure, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 16 of the Amendment No. 5.

*      *       *

Uxin Limited

July 28, 2025

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 5, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Jiajun Song, Partner, PricewaterhouseCoopers Zhong Tian LLP